================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. __)*


                               E-CRUITER.COM INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


         COMMON STOCK,                                     26831C 10 3
         NO PAR VALUE
------------------------------                    ------------------------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)


                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 5 Pages

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$s9201.DOC

------------------------------------ --------------------------------------------            -------------------------------------
CUSIP No.                            26831C 10 3                                     13G                  Page 2 of 5
------------------------------------ --------------------------------------------            -------------------------------------

----------------------------- --------------------------------------------------- ------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          JOHN GERARD STANTON
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
                              ONLY):
----------------------------- --------------------------------------------------------------------------------------- ------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                           (A) [_]
                                                                                                                           (B) [_]
----------------------------- ----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- ------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               CANADA

------------------------------------ ------ ------------------------------------------------ -------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               911,113
              SHARES
                                     ------ ------------------------------------------------ -------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             260,318
             OWNED BY
                                     ------ ------------------------------------------------ -------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          911,113
             REPORTING
                                     ------ ------------------------------------------------ -------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        260,318

----------------------------- -------------------------------------------------------------- -------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,171,431

----------------------------- --------------------------------------------------------------------------------------- ------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                             [-]
----------------------------- ----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     15.2%

----------------------------- --------------------------------------------------- ------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- ------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 5 Pages

ITEM 1.  IDENTITY OF ISSUER

         (a)      The name of the issuer is E-Cruiter.com Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 1510-360 Albert Street, Ottawa, Ontario, Canada K1R-7x7.

ITEM 2.  IDENTITY OF PERSON FILING

         (a)      This report is being filed by John Gerard Stanton.

         (b) The principal business office of Mr. Stanton is E-Cruiter.com Inc., 1510-360 Albert Street, Ottawa, Ontario, Canada K1R-7x7.

         (c)      Mr. Stanton is a Canadian citizen.

         (d) This report covers the Issuer's common stock, no par value (the "Common Stock").

         (e)      The CUSIP number of the Common Stock is 26831C 10 3.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

         (a) - Mr. Stanton beneficially owns 1,171,431 shares of Common Stock, of which 238,625 shares are beneficially owned by his spouse and 21,693 shares are beneficially owned by his child. Mr. Stanton disclaims beneficial ownership as to all shares beneficially owned by his spouse and child.

         (b) - (c)         See the responses to items 5-8 and 11 on page 2
                           hereof for ownership information with respect to Mr.
                           Stanton.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Mr. Stanton's spouse and child as the beneficial owners of 238,625 and 21,623 shares of Common Stock, respectively, have the right to receive dividends from or the proceeds from the sale of such shares. Such interests represent less than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.


                               Page 3 of 5 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10. CERTIFICATION

           Not applicable.











                               Page 4 of 5 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 2000


                                                /s/ John Gerard Stanton
                                                ------------------------------
                                                John Gerard Stanton














                               Page 5 of 5 Pages